August 26, 2016

VIA EDGAR TRANSMISSION AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jay Ingram

Re:	Versum Materials, LLC.

Amendment No. 2 to Registration Statement on Form 10-12B

Filed July 22, 2016

File No. 0001-37664

Dear Mr. Ingram:

On behalf of Versum Materials, LLC (the “Company” or “Versum”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated August 11, 2016 (the “Comment Letter”) relating to the Company’s Registration Statement on Form 10, File No. 001-37664, filed on July 22, 2016 (the “Registration Statement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 3 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Registration Statement and Information Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated August 26, 2016.

Mr. Jay Ingram

Securities and Exchange Commission

August 26, 2016

General

1.	Please include interim financial statements for the period ended June 30, 2016. Please similarly update the financial information throughout your filing. See Rule 3-12(a) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included in the Amendment interim financial statements for the period ended June 30, 2016.

Information Statement Summary, page 1

Competitive Strengths, Strong Financial Performance and Cash Flow Generation, page 3

2.	Please expand your disclosures to address the impact of the debt you intend to incur to fund a dividend to Air Products upon the separation on your future cash flow generation here and throughout your filing where you discuss strong historical cash flow generation.

In response to the Staff’s comment, the Company has expanded the disclosure on pages 3, 88, and 90 of the Registration Statement to address the impact of the additional debt of $1 billion.

The Separation and Distribution, page 6

3.	Please more fully disclose and discuss:

•	The reason(s) why Air Products decided to sell the Performance Materials business rather than include it in the entity to be spun-off;

•	The reason(s) why Air Products decided to proceed with the spin-off of the Electronic Materials business without the Performance Materials business; and,

•	The potential impact on the business and operating prospects of the entity to be spun-off based on Air Products’ decision to sell approximately half the operations it previously intended to spin-off.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure starting on page 6 of the Registration Statement as follows:

Air Products decided to sell the Performance Materials business because it represented the best overall value proposition for Air Products shareholders based on the attractive purchase price offered for the

Mr. Jay Ingram

Securities and Exchange Commission

August 26, 2016

business. The sale of the Performance Materials business is expected to allow Air Products to realize the value of that business at a price that represents a significant premium compared to recent precedent specialty chemical transactions. The sale is expected to produce significant net proceeds for Air Products, enable Air Products to generate more cash than the spin-off of the combined businesses, and eliminate Air Products’ shareholders’ exposure to potential future market and business risk related to the Performance Materials business.

Air Products determined to continue with the spin-off of the Electronic Materials business as a standalone business in order to allow the management of both the Industrial Gases and Electronic Materials businesses to focus on their specific businesses, including by adopting capital structures and resource allocation policies that reflect the financial and strategic characteristics of the business; to eliminate competition between the businesses for capital; to permit each business to offer stock based incentive compensation more closely aligned with its performance; to facilitate Versum’s access to debt and equity financing to execute its business plans and pursue acquisitions; and to allow the investment community to better understand and evaluate the distinct characteristics of each business and the respective industries of the businesses.

Although the spin-off of the Electronic Materials business alone will create a smaller publicly traded company compared to the spin-off of the two businesses together, there are significant benefits to spinning off Electronic Materials alone. The spin-off will create a focused, pure semiconductor materials business with a distinct business model, strategy, capital requirements and growth profile; and investors often prefer to invest in companies with a single line of business. In addition, recently the profitability and performance of the Electronic Materials business has been superior to the Performance Materials business, which should enhance the financial profile of the spun off company.

Capitalization, page 46

4.	Please update and present your capitalization table to be as of the most recent balance sheet date included in your filing.

In response to the Staff’s comment, the Company has revised the capitalization table on page 48 as of the most recent balance sheet date.

Unaudited Pro Forma Financial Statements, page 47

5.	Refer to notes (C) and (G) on pages 51 and 52, respectively. Please explain how and why you determined the effective income tax rate reflected in the pro forma combined income statement for the year ended September 30, 2015 is reasonable and appropriate.

Mr. Jay Ingram

Securities and Exchange Commission

August 26, 2016

The effective income tax rate for 2015 on a pro forma basis of 8.8% is reasonable and appropriate due to a number of factors impacting 2015. The narrative below and table that follows identify these impacts.

The primary factor is the geographic mix of income. The U.S. is in a loss position for 2015 due primarily to pro forma interest expense. The mix of a loss before income taxes in the U.S. at a high federal and state blended statutory tax rate and profit before income taxes in foreign jurisdictions for which there are lower statutory tax rates (primarily South Korea and Taiwan) results in a low overall effective tax rate on a combined basis. In years when there is profit before income tax in the U.S., such as in 2016, the effective tax rate will be higher. The effective tax rate for the nine months ended June 30, 2016 is 27.7%.

Although the U.S. is in a loss position for 2015, we believe it is more likely than not that future earnings and reversal of deferred tax liabilities will be sufficient to utilize our U.S. deferred tax assets. The balance of U.S. deferred tax liabilities exceeds the amount of the deferred tax assets. Accordingly, we did not record a valuation allowance against the U.S. deferred tax asset, resulting in the recording of a tax benefit on the loss.

Other factors impacting 2015 that result in a low effective tax rate on a pro forma basis result from a tax holiday for our South Korean subsidiary and the release of tax reserves. This South Korea tax holiday resulted in a tax benefit of $9.3 in 2015. We expect this tax benefit to decrease for 2016, and the holiday will expire fully at the end of 2017. The net impact from the release of tax reserves in 2015 was $5.7 and was primarily due to the conclusion of an audit and the expiration of statutes of limitations in South Korea.

We prepared the combined financial statements using the separate return basis. Restructuring charges taken in 2012 and 2013 created deferred tax assets for net operating loss and tax credit carryforwards in the stand-alone basis statements. These U.S. net operating losses and other tax credit carryforwards will not be transferred as part of the separation from Air Products. Accordingly, we have removed the deferred tax assets and the related valuation allowance as a pro forma adjustment.

Mr. Jay Ingram

Securities and Exchange Commission

August 26, 2016

A summary of the impacts to the 2015 pro-forma effective tax rate is below:

	Pre-Tax Income	Statutory Tax Rate	Tax at Rate
Pro-forma basis tax provision
United States	$(14.9)	36.8%	$(5.5)
South Korea	100.3	23.1%	23.2
Taiwan	55.2	17.0%	9.4
Other Foreign	15.4	21.5%	3.3

Total	$155.9	19.5%	30.4

Net Change in Tax Reserves			(5.7)
South Korea Tax Holiday			(9.3)
Other Adjustments			(1.7)

Total Income Tax Expense			$13.7

Effective Tax Rate			8.8%

Selected Historical Condensed Combined Financial Data, page 53

6.	Please expand your disclosures regarding the fact that the historical financial information included in your filing may not be indicative of your future performance to specifically address the impact of the debt you intend to incur to fund a dividend to Air Products upon the separation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has expanded its disclosure on page 56 as follows:

The selected historical condensed combined financial data include certain expenses of Air Products that were allocated to Versum for certain functions, including general corporate expenses related to finance, legal, information technology, insurance, compliance and human resources activities, employee benefits and incentives and stock-based compensation. These costs may not be representative of the future costs we will incur as an independent, publicly traded company. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Air Products, including changes in Versum’s cost structure, personnel needs, tax structure, capital structure, financing and business operations. For example, we expect to incur indebtedness of $1.0 billion to fund a distribution of cash and notes to Air Products in connection with the spin-off. Versum’s Annual Combined Financial Statements also do not reflect the assignment of certain assets and liabilities between Air Products and Versum as reflected under “Unaudited Pro Forma Combined Financial Statements” included elsewhere in this information statement. Consequently, the financial information included here may not necessarily reflect what Versum’s financial position, results of operations, and cash flows would have been had it been an independent, publicly traded company during the periods presented. Accordingly, these historical results should not be relied upon as an indicator of Versum’s future performance.

Mr. Jay Ingram

Securities and Exchange Commission

August 26, 2016

7.	Your disclosure appears to indicate you had no assets as of March 31, 2015. Please revise as necessary.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated its disclosure on page 56 to show total assets as of both June 30, 2015 and June 30, 2016.

Index to Financial Statements and Supplementary Data, page F-1

1. Basis of Presentation, page F-8

8.	You disclose here and on pages 57 and 76 that you have included, in your combined financial statements, the results of certain businesses that have historically been managed by you but will be retained by Air Products after the separation. Since these businesses will be retained by Air Products after the separation, please more fully explain why you have included their results of operations in your financial statements. Please also specifically address how and why you managed these businesses and how and why they will be retained by Air Products.

The two lines of business to which these disclosures refer are the Rare Gases product line and a delivery systems equipment product line, for which we made pro forma adjustments to the combined financial statements, as described in parts 1 and 3 of Note D to the Unaudited Pro forma Combined Financial Statements on page 54. The combined sales and operating income adjustment related to these product lines for the year ended September 30, 2015 were $25.2 and $9.6, respectively. As these product lines were historically managed as part of Air Products’ Electronic Materials Division (EMD), we believe it is appropriate to reflect the results of these product lines as part of the business in order to demonstrate management’s track record of performance, consistent with the principle expressed in SAB Topic 1.B.1 as clarified in Leslie Overton’s 2001 Speech to the AICPA National Conference.

Rare Gases includes Xenon and certain gas mixes most of which are sourced from several of Air Product’s industrial gases facilities and purified by a third party. This product line was historically managed and reported within EMD because the end customers were predominantly EMD customers. However, most of the global market for these gases is outside of electronics (e.g., medical, aerospace, lighting). Therefore, Air Products will offer these gases and has decided to retain this business.

Certain delivery systems equipment is part of Air Product’s offering to its Industrial Gases customers as part of a combined contract. Air Products will retain these combined customer contracts.

In response to the Staff’s comment, the Company has modified the disclosure on page F-9 of the Registration Statement as follows:

The annual combined balance sheets of Versum include Air Products’ assets and liabilities that are specifically identifiable or otherwise will be transferred to us,

Mr. Jay Ingram

Securities and Exchange Commission

August 26, 2016

including subsidiaries and affiliates in which Air Products has a controlling financial interest. Also included within our combined financial statements are the results of certain product lines which have historically been managed by us but will be retained by Air Products after the separation. These product lines represented approximately 3% and 4% of annual combined sales and operating income, respectively, for fiscal year 2015.

2. Major Accounting Policies, page F-9

Revenue Recognition, page F-9

9.	We note your disclosure that revenue from equipment sale contracts is recorded using either the completed contract or percentage-of-completion method. Please fully explain when and why you use each method, including how you determined using both methods is appropriate.

Revenue from equipment sale contracts accounted for by these methods represented less than 10% of total combined revenues for fiscal year 2015 and less than 5% of total combined revenues for the nine months ended June 30, 2016. Consistent with the guidance in ASC 605-35-25-92 and 93, we use the completed contract method on contracts that require a short duration to complete in circumstances in which financial position and results of operations would not be materially different from those resulting from use of the percentage-of-completion method. We use the percentage-of-completion method when we can make reasonably dependable estimates of progress toward completion and the other conditions in ASC 605-35-25-57 are met.

In response to the Staff’s comment, the Company has modified the disclosure starting on page F-9 of the Registration Statement as follows:

We use both the completed contract and percentage-of-completion methods to record revenue from equipment sale contracts. The completed contract method is used in circumstances in which financial position and results of operations are not materially different from those resulting from use of the percentage-of-completion method, e.g., certain short-term contracts. We use the percentage-of-completion method when we can make reasonably dependable estimates of progress toward completion and performance is expected.

Under the percentage-of-completion method, revenue from the sale of major equipment is recognized primarily based on labor hours incurred to date compared with total estimated labor hours. Under the completed contract method, revenue and cost is recognized when the equipment is completed and transferred to the customer. Changes to estimated labor hours under the percentage-of-completion method or anticipated losses under either method, if any, are recognized in the period determined.

12. Commitments and Contingencies, page F-21

8. Commitments and Contingencies, page F-38

10.

We note your disclosure that you are involved in various legal proceedings and although you do not expect any sums you may have to pay would have a material adverse effect on your annual combined financial condition or net cash flows, a future charge could have a significant impact on your net income in the period in which it is recorded. Please be advised, if you believe it is reasonably possible that a proceeding may have a material impact on your financial statements, including your

Mr. Jay Ingram

Securities and Exchange Commission

August 26, 2016

results of operations, you should disclose and discuss the specific nature of each such matter and the range of reasonably possible loss or, if applicable, explain why a range of loss cannot be quantified. Otherwise, please clarify your current disclosures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages F-21 and F-38 of the Registration Statement as follows:

We are involved in various legal proceedings, including commercial, environmental, health, safety, and product liability matters. Versum does not currently believe that there are any legal proceedings, individually or in the aggregate, that are reasonably possible to have a material impact on its financial condition, results of operations, or cash flows.

15. Segment and Geographic Information, page F-25

11.	We note that your top three customers each represented 10% or more of combined sales, accounting for 45% of your sales between both the Materials and Delivery Systems and Services segments. With reference to ASC 280-10-50-42, please disclose the total amount or percentage of revenue from each significant customer during each period presented. In addition, due to your reliance on significant customers, please provide similar disclosures for the interim periods included in your filing in the interim financial statements or MD&A.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that it has revised the disclosure on page F-25 of the Registration Statement under the Segment Information note as follows:

For the fiscal years ended September 30, 2015, 2014, and 2013, three customers accounted for 10% or more of combined sales from both the Materials and Delivery Systems and Services segments. In 2015, these customers accounted for 21%, 13% and 11% of our combined sales. In 2014, these customers accounted for 19%, 14% and 11% of our combined sales. In 2013, these customers accounted for 17%, 15%, and 14% of our combined sales. No other customer accounted for more than 10% of combined sales in any period.

The Company has also added the following customer disclosure to page F-40 of the Registration Statement under the Segment Information note as follows:

During the nine months ended June 30, 2016 and 2015, three customers accounted for 10% or more of combined sales from both the Materials and Delivery Systems and Services segments. In 2016, these customers accounted for 20%, 14%, and 12% of our combined sales. In 2015, these customers accounted for 20%, 14% and 11% of our combined sales. No other customer accounted for more than 10% of combined sales for the periods presented.

Mr. Jay Ingram

Securities and Exchange Commission

August 26, 2016

Interim Combined Balance Sheets, page F-31

12.	As previously requested, please reflect the intended dividend to Air Products on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3.

The Company acknowledges the Staff’s comment and has reflected the intended dividend to Air Products on a pro forma basis alongside the unaudited interim combined balance sheet as of June 30, 2016 on page F-31 of the Registration Statement. Additionally, we respectfully advise the Staff that we have provided additional disclosure on page F-34 of the Registration Statement under the Basis of Presentation and Major Accounting Policies note as follows:

Unaudited Pro Forma Balance Sheet

In connection with the separation from Air Products, Versum expects to distribute a dividend of $975 to Air Products. The dividend is expected to consist of a $550 cash distribution and a $425 distribution in kind of notes. The accompanying unaudited pro forma balance sheet as of June 30, 2016 gives effect to the $975 dividend.

Please note that the Company is filing an acknowledgment simultaneously with this response signed by an officer of the Company. We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2535.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:	Mary Afflerbach Corporate Secretary and Chief Governance Officer Air Products and Chemicals, Inc. 7201 Hamilton Boulevard Allentown, PA 18195

August 26, 2016

VIA EDGAR TRANSMISSION AND BY HAND

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Versum Materials, LLC (the “Company”)

Amendment No. 3 to Form 10-12B

Filed August 26, 2016

File No. 0001-37664

Dear Mr. Ingram:

As a supplement to the response letter delivered to the SEC on August 26, 2016, we hereby acknowledge to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 481-7898 should you require further information or have any questions.

Very truly yours,

/s/ Guillermo Novo
Guillermo Novo President

cc:	C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP